CHUBB GROUP OF INSURANCE COMPANIES              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 81381508

BB&T FUNDS
                                                FEDERAL INSURANCE COMPANY
c/o BISYS Fund Services
100 Summer Street, Suite 1500                   Incorporated under the laws of
Boston, MA 02110                                Indiana a stock insurance
                                                company herein called the
                                                COMPANY Capital Center, 251
                                                North Illinois, Suite 1100
                                                Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD:   from 12:01 a.m. on November 16, 2006
                         to 12:01 a.m. on November 16, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

        If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                   LIMIT OF     DEDUCTIBLE
INSURING CLAUSE                                    LIABILITY      AMOUNT
---------------                                  ------------   ----------
 1. Employee                                     $3,250,000.     $10,000.
 2. On Premises                                  $3,250,000.     $10,000.
 3. In Transit                                   $3,250,000.     $10,000.
 4. Forgery or Alteration                        $3,250,000.     $10,000.
 5. Extended Forgery                             $3,250,000.     $10,000.
 6. Counterfeit Money                            $3,250,000.     $10,000.
 7. Threats to Person                            $Not Covered    $    N/A
 8. Computer System                              $3,250,000.     $10,000.
 9. Voice Initiated Funds Transfer Instruction   $3,250,000.     $10,000.
10. Uncollectible Items of Deposit               $50,000.        $ 5,000.
11. Audit Expense                                $50,000.        $ 5,000.

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

     Endorsement Nos. 1-3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macon       /s/ Thomas F. Motamed        /s/ Robert Hamburger
-----------------------   --------------------------   -------------------------
Secretary                 President                    Authorized Representative


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                                 The COMPANY, in consideration of payment of the required
                                 premium, and in reliance on the APPLICATION and all other
                                 statements made and information furnished to the COMPANY
                                 by the ASSURED, and subject to the DECLARATIONS made a
                                 part of this Bond and to all other terms and conditions
                                 of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or EMBEZZLEMENT
                                      committed by any EMPLOYEE, alone or in collusion
                                      with others.

On Premises                      2.   Loss of PROPERTY resulting directly from robbery,
                                      burglary, false pretenses, common law or statutory
                                      larceny, misplacement, mysterious unexplainable
                                      disappearance, damage, destruction or removal, from
                                      the possession, custody or control of the ASSURED,
                                      while such PROPERTY is lodged or deposited at
                                      premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from common law
                                      or statutory larceny, misplacement, mysterious
                                      unexplainable disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle, including loading
                                           and unloading thereof,

                                      b.   in the custody of a natural person acting as a
                                           messenger of the ASSURED, or


                                      c.   in the custody of a TRANSPORTATION COMPANY and
                                           being transported in a conveyance other than an
                                           armored motor vehicle provided, however, that
                                           covered PROPERTY transported in such manner is
                                           limited to the following:

                                           (1)  written records,

                                           (2)  securities issued in registered form,
                                                which are not endorsed or are
                                                restrictively endorsed, or

                                           (3)  negotiable instruments not payable to
                                                bearer, which are not endorsed or are
                                                restrictively endorsed.

                                      Coverage under this INSURING CLAUSE begins
                                      immediately on the receipt of such PROPERTY by the
                                      natural person or TRANSPORTATION COMPANY and ends
                                      immediately on delivery to the premises of the
                                      addressee or to any representative of the addressee
                                      located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material alteration
                                           of, any bills of exchange, checks, drafts,
                                           acceptances, certificates of deposits,
                                           promissory notes, due bills, money orders,
                                           orders upon public treasuries, letters of
                                           credit, other written promises, orders or
                                           directions to pay sums certain in money, or
                                           receipts for the withdrawal of PROPERTY, or

                                      b.   transferring, paying or delivering any funds or
                                           other PROPERTY, or establishing any credit or
                                           giving any value in reliance on any written
                                           instructions, advices or applications directed
                                           to the ASSURED authorizing or acknowledging the
                                           transfer, payment, delivery or receipt of funds
                                           or other PROPERTY, which instructions, advices
                                           or applications fraudulently purport to bear
                                           the handwritten signature of any customer of
                                           the ASSURED, or shareholder or subscriber to
                                           shares of an INVESTMENT COMPANY, or of any
                                           financial institution or EMPLOYEE but which
                                           instructions, advices or applications either
                                           bear a FORGERY or have been fraudulently
                                           materially altered without the knowledge and
                                           consent of such customer, shareholder,
                                           subscriber, financial institution or EMPLOYEE;

                                      excluding, however, under this INSURING CLAUSE any
                                      loss covered under INSURING CLAUSE 5. of this Bond,
                                      whether or not coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a
                                      mechanically reproduced facsimile signature is
                                      treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED having, in
                                      good faith, and in the ordinary course of business,
                                      for its own account or the account of others in any
                                      capacity:

                                      a.   acquired, accepted or received, accepted or
                                           received, sold or delivered, or given value,
                                           extended credit or assumed liability, in
                                           reliance on any original SECURITIES, DOCUMENTS
                                           OR OTHER WRITTEN INSTRUMENTS which prove to:

                                           (1)  bear a FORGERY or a fraudulently material
                                                alteration,

                                           (2)  have been lost or stolen, or

                                           (3)  be COUNTERFEIT, or

                                      b.   guaranteed in writing or witnessed any
                                           signatures on any transfer, assignment, bill of
                                           sale, power of attorney, guarantee, endorsement
                                           or other obligation upon or in connection with
                                           any SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS.

                                      Actual physical possession, and continued actual
                                      physical possession if taken as collateral, of such
                                      SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS
                                      by an EMPLOYEE, CUSTODIAN, or a Federal or State
                                      chartered deposit institution of the ASSURED is a
                                      condition precedent to the ASSURED having relied on
                                      such items. Release or return of such collateral is
                                      an acknowledgment by the ASSURED that it no longer
                                      relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended Forgery                      For the purpose of this INSURING CLAUSE, a
(continued)                           mechanically reproduced facsimile signature is
                                      treated the same as a handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt by the
                                      ASSURED in good faith of any COUNTERFEIT money.

Threats To Person                7.   Loss resulting directly from surrender of PROPERTY
                                      away from an office of the ASSURED as a result of a
                                      threat communicated to the ASSURED to do bodily harm
                                      to an EMPLOYEE as defined in Section 1.e. (1), (2)
                                      and (5), a RELATIVE or invitee of such EMPLOYEE, or
                                      a resident of the household of such EMPLOYEE, who
                                      is, or allegedly is, being held captive provided,
                                      however, that prior to the surrender of such
                                      PROPERTY:

                                      a.   the EMPLOYEE who receives the threat has made a
                                           reasonable effort to notify an officer of the
                                           ASSURED who is not involved in such threat, and

                                      b.   the ASSURED has made a reasonable effort to
                                           notify the Federal Bureau of Investigation and
                                           local law enforcement authorities concerning
                                           such threat. It is agreed that for purposes of
                                           this INSURING CLAUSE, any EMPLOYEE of the
                                           ASSURED, as set forth in the preceding
                                           paragraph, shall be deemed to be an ASSURED
                                           hereunder, but only with respect to the
                                           surrender of money, securities and other
                                           tangible personal property in which such
                                           EMPLOYEE has a legal or equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs within,
                                           a COMPUTER SYSTEM, provided the fraudulent
                                           entry or change causes:

                                           (1)  funds or other property to be transferred,
                                                paid or delivered,

                                           (2)  an account of the ASSURED or of its
                                                customer to be added, deleted, debited or
                                                credited, or

                                           (3)  an unauthorized account or a fictitious
                                                account to be debited or credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated Funds            9.   Loss resulting directly from VOICE INITIATED FUNDS
Transfer Instruction                  TRANSFER INSTRUCTION directed to the ASSURED
                                      authorizing the transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from a
                                      CUSTOMER'S account, provided such VOICE INITIATED
                                      FUNDS TRANSFER INSTRUCTION was:

                                      a.   received at the ASSURED'S offices by those
                                           EMPLOYEES of the ASSURED specifically
                                           authorized to receive the VOICE INITIATED FUNDS
                                           TRANSFER INSTRUCTION,

                                      b.   made by a person purporting to be a CUSTOMER,
                                           and

                                      c.   made by said person for the purpose of causing
                                           the ASSURED or CUSTOMER to sustain a loss or
                                           making an improper personal financial gain for
                                           such person or any other person.

                                      In order for coverage to apply under this INSURING
                                      CLAUSE, all VOICE INITIATED FUNDS TRANSFER
                                      INSTRUCTIONS must be received and processed in
                                      accordance with the Designated Procedures outlined
                                      in the APPLICATION furnished to the COMPANY.

Uncollectible Items of           10.  Loss resulting directly from the ASSURED having
Deposit                               credited an account of a customer, shareholder or
                                      subscriber on the faith of any ITEMS OF DEPOSIT
                                      which prove to be uncollectible, provided that the
                                      crediting of such account causes:

                                      a.   redemptions or withdrawals to be permitted,

                                      b.   shares to be issued, or

                                      c.   dividends to be paid, from an account of an
                                           INVESTMENT COMPANY.

                                      In order for coverage to apply under this INSURING
                                      CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for
                                      the minimum number of days stated in the APPLICATION
                                      before permitting any redemptions or withdrawals,
                                      issuing any shares or paying any dividends with
                                      respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed uncollectible
                                      until the ASSURED'S standard collection procedures
                                      have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that part of the
                                      cost of audits or examinations required by any
                                      governmental regulatory authority or self-regulatory
                                      organization to be conducted by such authority,
                                      organization or their appointee by reason of the
                                      discovery of loss sustained by the ASSURED and
                                      covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional Companies             A.   If more than one corporation, or INVESTMENT COMPANY,
Included As Assured                   or any combination of them is included as the
                                      ASSURED herein:

                                      (1)  The total liability of the COMPANY under this
                                           Bond for loss or losses sustained by any one or
                                           more or all of them shall not exceed the limit
                                           for which the COMPANY would be liable under
                                           this Bond if all such loss were sustained by
                                           any one of them.

                                      (2)  Only the first named ASSURED shall be deemed to
                                           be the sole agent of the others for all
                                           purposes under this Bond, including but not
                                           limited to the giving or receiving of any
                                           notice or proof required to be given and for
                                           the purpose of effecting or accepting any
                                           amendments to or termination of this Bond. The
                                           COMPANY shall furnish each INVESTMENT COMPANY
                                           with a copy of the Bond and with any amendment
                                           thereto, together with a copy of each formal
                                           filing of claim by any other named ASSURED and
                                           notification of the terms of the settlement of
                                           each such claim prior to the execution of such
                                           settlement.

                                      (3)  The COMPANY shall not be responsible for the
                                           proper application of any payment made
                                           hereunder to the first named ASSURED.

                                      (4)  Knowledge possessed or discovery made by any
                                           partner, director, trustee, officer or
                                           supervisory employee of any ASSURED shall
                                           constitute knowledge or discovery by all the
                                           ASSUREDS for the purposes of this Bond.

                                      (5)  If the first named ASSURED ceases for any
                                           reason to be covered under this Bond, then the
                                           ASSURED next named on the APPLICATION shall
                                           thereafter be considered as the first named
                                           ASSURED for the purposes of this Bond.

Representation Made By           B.   The ASSURED represents that all information it has
Assured                               furnished in the APPLICATION for this Bond or
                                      otherwise is complete, true and correct. Such
                                      APPLICATION and other information constitute part of
                                      this Bond.

                                      The ASSURED must promptly notify the COMPANY of any
                                      change in any fact or circumstance which materially
                                      affects the risk assumed by the COMPANY under this
                                      Bond.

                                      Any intentional misrepresentation, omission,
                                      concealment or incorrect statement of a material
                                      fact, in the APPLICATION or otherwise, shall be
                                      grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT COMPANY,
Employees - Consolidation,            while this Bond is in force, merges or consolidates
Merger Or Purchase Or                 with, or purchases or acquires assets or liabilities
Acquisition Of Assets                 of another institution, the ASSURED shall not have
OrLiabilities - Notice To             the coverage afforded under this Bond for loss which
Company                               has:

                                      (1)  occurred or will occur on premises, or

                                      (2)  been caused or will be caused by an employee,
                                           or

                                      (3)  arisen or will arise out of the assets or
                                           liabilities,

                                      of such institution, unless the ASSURED:

                                      a.   gives the COMPANY written notice of the
                                           proposed consolidation, merger or purchase or
                                           acquisition of assets or liabilities prior to
                                           the proposed effective date of such action, and

                                      b.   obtains the written consent of the COMPANY to
                                           extend some or all of the coverage provided by
                                           this Bond to such additional exposure, and

                                      c.   on obtaining such consent, pays to the COMPANY
                                           an additional premium.

Change Of Control -              D.   When the ASSURED learns of a change in control
Notice To Company                     (other than in an INVESTMENT COMPANY), as set forth
                                      in Section 2(a) (9) of the Investment Company Act of
                                      1940, the ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting forth:

                                      (1)  the names of the transferors and transferees
                                           (or the names of the beneficial owners if the
                                           voting securities are registered in another
                                           name),

                                      (2)  the total number of voting securities owned by
                                           the transferors and the transferees (or the
                                           beneficial owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding voting
                                           securities.

                                      Failure to give the required notice shall result in
                                      termination of coverage for any loss involving a
                                      transferee, to be effective on the date of such
                                      change in control.

Court Costs And                  E.   The COMPANY will indemnify the ASSURED for court
Attorneys' Fees                       costs and reasonable attorneys' fees incurred and
                                      paid by the ASSURED in defense, whether or not
                                      successful, whether or not fully litigated on the
                                      merits and whether or not settled, of any claim,
                                      suit or legal proceeding with respect to which the
                                      ASSURED would be entitled to recovery under this
                                      Bond. However, with respect to INSURING CLAUSE 1.,
                                      this Section shall only apply in the event that:

                                      (1)  an EMPLOYEE admits to being guilty of LARCENY
                                           OR EMBEZZLEMENT,

                                      (2)  an EMPLOYEE is adjudicated to be guilty of
                                           LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And                  (3)  in the absence of 1 or 2 above, an arbitration
Attorneys' Fees                       panel agrees, after a review of an agreed
(continued)                           statement of facts between the COMPANY and the
                                      ASSURED, that an EMPLOYEE would be found guilty
                                      of LARCENY OR EMBEZZLEMENT if such EMPLOYEE
                                      were prosecuted.

                                 The ASSURED shall promptly give notice to the COMPANY of
                                 any such suit or legal proceeding and at the request of
                                 the COMPANY shall furnish copies of all pleadings and
                                 pertinent papers to the COMPANY. The COMPANY may, at its
                                 sole option, elect to conduct the defense of all or part
                                 of such legal proceeding. The defense by the COMPANY
                                 shall be in the name of the ASSURED through attorneys
                                 selected by the COMPANY. The ASSURED shall provide all
                                 reasonable information and assistance as required by the
                                 COMPANY for such defense.

                                 If the COMPANY declines to defend the ASSURED, no
                                 settlement without the prior written consent of the
                                 COMPANY nor judgment against the ASSURED shall determine
                                 the existence, extent or amount of coverage under this
                                 Bond.

                                 If the amount demanded in any such suit or legal
                                 proceeding is within the DEDUCTIBLE AMOUNT, if any, the
                                 COMPANY shall have no liability for court costs and
                                 attorney's fees incurred in defending all or part of such
                                 suit or legal proceeding.

                                 If the amount demanded in any such suit or legal
                                 proceeding is in excess of the LIMIT OF LIABILITY stated
                                 in ITEM 2. of the DECLARATIONS for the applicable
                                 INSURING CLAUSE, the COMPANY'S liability for court costs
                                 and attorney's fees incurred in defending all or part of
                                 such suit or legal proceedings is limited to the
                                 proportion of such court costs and attorney's fees
                                 incurred that the LIMIT OF LIABILITY stated in ITEM 2. of
                                 the DECLARATIONS for the applicable INSURING CLAUSE bears
                                 to the total of the amount demanded in such suit or legal
                                 proceeding.

                                 If the amount demanded is any such suit or legal
                                 proceeding is in excess of the DEDUCTIBLE AMOUNT, if any,
                                 but within the LIMIT OF LIABILITY stated in ITEM 2. of
                                 the DECLARATIONS for the applicable INSURING CLAUSE, the
                                 COMPANY'S liability for court costs and attorney's fees
                                 incurred in defending all or part of such suit or legal
                                 proceedings shall be limited to the proportion of such
                                 court costs or attorney's fees that the amount demanded
                                 that would be payable under this Bond after application
                                 of the DEDUCTIBLE AMOUNT, bears to the total amount
                                 demanded.

                                 Amounts paid by the COMPANY for court costs and
                                 attorneys' fees shall be in addition to the LIMIT OF
                                 LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and all input,
                                           output, processing, storage, off-line media
                                           libraries, and communication facilities which
                                           are connected to the computer and which are
                                           under the control and supervision of the
                                           operating system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an actual
                                           valid original which is intended to deceive and
                                           be taken as the original.

                                      c.   CUSTODIAN means the institution designated by
                                           an INVESTMENT COMPANY to maintain possession
                                           and control of its assets.

                                      d.   CUSTOMER means an individual, corporate,
                                           partnership, trust customer, shareholder or
                                           subscriber of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED for VOICE
                                           INITIATED FUNDS TRANSFER INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the regular
                                                service of the ASSURED at any of the
                                                ASSURED'S premises and compensated
                                                directly by the ASSURED through its
                                                payroll system and subject to the United
                                                States Internal Revenue Service Form W-2
                                                or equivalent income reporting plans of
                                                other countries, and whom the ASSURED has
                                                the right to control and direct both as to
                                                the result to be accomplished and details
                                                and means by which such result is
                                                accomplished in the performance of such
                                                service,

                                           (3)  a guest student pursuing studies or
                                                performing duties in any of the ASSURED'S
                                                premises,

                                           (4)  an attorney retained by the ASSURED and an
                                                employee of such attorney while either is
                                                performing legal services for the ASSURED,

                                           (5)  a natural person provided by an employment
                                                contractor to perform employee duties for
                                                the ASSURED under the ASSURED'S
                                                supervision at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution merged or
                                                consolidated with the ASSURED prior to the
                                                effective date of this Bond,

                                           (7)  a director or trustee of the ASSURED, but
                                                only while performing acts within the
                                                scope of the customary and usual duties of
                                                any officer or other employee of the
                                                ASSURED or while acting as a member of any
                                                committee duly elected or appointed to
                                                examine or audit or have custody of or
                                                access to PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

Definitions                                (8)  each natural person, partnership or
(continued)                                     corporation authorized by written
                                                agreement with the ASSURED to perform
                                                services as electronic data processor of
                                                checks or other accounting records related
                                                to such checks but only while such person,
                                                partnership or corporation is actually
                                                performing such services and not:

                                                a.   creating, preparing, modifying or
                                                     maintaining the ASSURED'S computer
                                                     software or programs, or

                                                b.   acting as transfer agent or in any
                                                     other agency capacity in issuing
                                                     checks, drafts or securities for the
                                                     ASSURED,

                                           (9)  any partner, officer or employee of an
                                                investment advisor, an underwriter
                                                (distributor), a transfer agent or
                                                shareholder accounting recordkeeper, or an
                                                administrator, for an INVESTMENT COMPANY
                                                while performing acts coming within the
                                                scope of the customary and usual duties of
                                                an officer or employee of an INVESTMENT
                                                COMPANY or acting as a member of any
                                                committee duly elected or appointed to
                                                examine, audit or have custody of or
                                                access to PROPERTY of AN INVESTMENT
                                                COMPANY.

                                                The term EMPLOYEE shall not include any
                                                partner, officer or employee of a transfer
                                                agent, shareholder accounting recordkeeper
                                                or administrator:

                                                a.   which is not an "affiliated person"
                                                     (as defined in Section 2(a) of the
                                                     Investment Company Act of 1940) of an
                                                     INVESTMENT COMPANY or of the
                                                     investment advisor or underwriter
                                                     (distributor) of such INVESTMENT
                                                     COMPANY, or

                                                b.   which is a "bank" (as defined in
                                                     Section 2(a) of the Investment
                                                     Company Act of 1940).

                                                     This Bond does not afford coverage in
                                                     favor of the employers of persons as
                                                     set forth in e. (4), (5) and (8)
                                                     above, and upon payment to the
                                                     ASSURED by the COMPANY resulting
                                                     directly from LARCENY OR EMBEZZLEMENT
                                                     committed by any of the partners,
                                                     officers or employees of such
                                                     employers, whether acting alone or in
                                                     collusion with others, an assignment
                                                     of such of the ASSURED'S rights and
                                                     causes of action as it may have
                                                     against such employers by reason of
                                                     such acts so committed shall, to the
                                                     extent of such payment, be given by
                                                     the ASSURED to the COMPANY, and the
                                                     ASSURED shall execute all papers
                                                     necessary to secure to the COMPANY
                                                     the rights provided for herein.

                                                     Each employer of persons as set forth
                                                     in e.(4), (5) and (8) above and the
                                                     partners, officers and other
                                                     employees of such employers shall
                                                     collectively be deemed to be one
                                                     person for all the purposes of this
                                                     Bond; excepting, however, the fifth
                                                     paragraph of Section 13.

                                                     Independent contractors not specified
                                                     in e.(4), (5) or (8) above,
                                                     intermediaries, agents, brokers or
                                                     other representatives of the same
                                                     general character shall not be
                                                     considered EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

Definitions                           f.   FORGERY means the signing of the name of
(continued)                                another natural person with the intent to
                                           deceive but does not mean a signature which
                                           consists in whole or in part of one's own name,
                                           with or without authority, in any capacity for
                                           any purpose.

                                      g.   INVESTMENT COMPANY means any investment company
                                           registered under the Investment Company Act of
                                           1940 and listed under the NAME OF ASSURED on
                                           the DECLARATIONS.

                                      h.   ITEMS OF DEPOSIT means one or more checks or
                                           drafts drawn upon a financial institution in
                                           the United States of America.

                                      i.   LARCENY OR EMBEZZLEMENT means larceny or
                                           embezzlement as defined in Section 37 of the
                                           Investment Company Act of 1940.

                                      j.   PROPERTY means money, revenue and other stamps;
                                           securities; including any note, stock, treasury
                                           stock, bond, debenture, evidence of
                                           indebtedness, certificate of deposit,
                                           certificate of interest or participation in any
                                           profit- sharing agreement, collateral trust
                                           certificate, preorganization certificate or
                                           subscription, transferable share, investment
                                           contract, voting trust certificate, certificate
                                           of deposit for a security, fractional undivided
                                           interest in oil, gas, or other mineral rights,
                                           any interest or instruments commonly known as a
                                           security under the Investment Company Act of
                                           1940, any other certificate of interest or
                                           participation in, temporary or interim
                                           certificate for, receipt for, guarantee of, or
                                           warrant or right to subscribe to or purchase
                                           any of the foregoing; bills of exchange;
                                           acceptances; checks; withdrawal orders; money
                                           orders; travelers' letters of credit; bills of
                                           lading; abstracts of title; insurance policies,
                                           deeds, mortgages on real estate and/or upon
                                           chattels and interests therein; assignments of
                                           such policies, deeds or mortgages; other
                                           valuable papers, including books of accounts
                                           and other records used by the ASSURED in the
                                           conduct of its business (but excluding all
                                           electronic data processing records); and, all
                                           other instruments similar to or in the nature
                                           of the foregoing in which the ASSURED acquired
                                           an interest at the time of the ASSURED'S
                                           consolidation or merger with, or purchase of
                                           the principal assets of, a predecessor or which
                                           are held by the ASSURED for any purpose or in any
                                           capacity and whether so held gratuitously or not
                                           and whether or not the ASSURED is liable therefor.

                                      k.   RELATIVE means the spouse of an EMPLOYEE or
                                           partner of the ASSURED and any unmarried child
                                           supported wholly by, or living in the home of,
                                           such EMPLOYEE or partner and being related to
                                           them by blood, marriage or legal guardianship.

                                      l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS means original (including original
                                           counterparts) negotiable or non-negotiable
                                           instruments, or assignments thereof, which in
                                           and of themselves represent an equitable
                                           interest, ownership, or debt and which are in
                                           the ordinary course of business transferable by
                                           delivery of such instruments with any necessary
                                           endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                           m.   SUBSIDIARY means any organization that, at the
(continued)                                inception date of this Bond, is named in the
                                           APPLICATION or is created during the BOND
                                           PERIOD and of which more than fifty percent
                                           (50%) of the outstanding securities or voting
                                           rights representing the present right to vote
                                           for election of directors is owned or
                                           controlled by the ASSURED either directly or
                                           through one or more of its subsidiaries.

                                      n.   TRANSPORTATION COMPANY means any organization
                                           which provides its own or its leased vehicles
                                           for transportation or which provides freight
                                           forwarding or air express services.

                                      o.   VOICE INITIATED ELECTION means any election
                                           concerning dividend options available to
                                           INVESTMENT COMPANY shareholders or subscribers
                                           which is requested by voice over the telephone.

                                      p.   VOICE INITIATED REDEMPTION means any redemption
                                           of shares issued by an INVESTMENT COMPANY which
                                           is requested by voice over the telephone.

                                      q.   VOICE INITIATED FUNDS TRANSFER INSTRUCTION
                                           means any VOICE INITIATED REDEMPTION or VOICE
                                           INITIATED ELECTION.

                                      For the purposes of these definitions, the singular
                                      includes the plural and the plural includes the
                                      singular, unless otherwise indicated.

General Exclusions -             2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable to All Insuring
Clauses                               a.   loss not reported to the COMPANY in writing
                                           within sixty (60) days after termination of
                                           this Bond as an entirety;

                                      b.   loss due to riot or civil commotion outside the
                                           United States of America and Canada, or any
                                           loss due to military, naval or usurped power,
                                           war or insurrection. This Section 2.b.,
                                           however, shall not apply to loss which occurs
                                           in transit in the circumstances recited in
                                           INSURING CLAUSE 3., provided that when such
                                           transit was initiated there was no knowledge on
                                           the part of any person acting for the ASSURED
                                           of such riot, civil commotion, military, naval
                                           or usurped power, war or insurrection;

                                      c.   loss resulting from the effects of nuclear
                                           fission or fusion or radioactivity;

                                      d.   loss of potential income including, but not
                                           limited to, interest and dividends not realized
                                           by the ASSURED or by any customer of the
                                           ASSURED;

                                      e.   damages of any type for which the ASSURED is
                                           legally liable, except compensatory damages,
                                           but not multiples thereof, arising from a loss
                                           covered under this Bond;

                                      f.   costs, fees and expenses incurred by the
                                           ASSURED in establishing the existence of or
                                           amount of loss under this Bond, except to the
                                           extent covered under INSURING CLAUSE 11.;

                                      g.   loss resulting from indirect or consequential
                                           loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND LIMITATIONS

General Exclusions -                  h.   loss resulting from dishonest acts by any
Applicable to All Insuring                 member of the Board of Directors or Board of
Clauses (continued)                        Trustees of the ASSURED who is not an EMPLOYEE,
                                           acting alone or in collusion with others;

                                      i.   loss, or that part of any loss, resulting
                                           solely from any violation by the ASSURED or by
                                           any EMPLOYEE:

                                           (1)  of any law regulating:

                                                a.   the issuance, purchase or sale of
                                                     securities,

                                                b.   securities transactions on security
                                                     or commodity exchanges or the over
                                                     the counter market,

                                                c.   investment companies,

                                                d.   investment advisors, or

                                           (2)  of any rule or regulation made pursuant to
                                                any such law; or

                                      j.   loss of confidential information, material or
                                           data;

                                      k.   loss resulting from voice requests or
                                           instructions received over the telephone,
                                           provided however, this Section 2.k. shall not
                                           apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -            3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable To All Insuring
                                      a.   loss caused by an EMPLOYEE, provided, however,
                                           this Section 3.a. shall not

Clauses Except Insuring                    apply to loss covered under INSURING CLAUSE 2.
Clause 1.                                  or 3. which results directly from misplacement,
                                           mysterious unexplainable disappearance, or
                                           damage or destruction of PROPERTY;

                                      b.   loss through the surrender of property away
                                           from premises of the ASSURED as a result of a
                                           threat:

                                           (1)  to do bodily harm to any natural person,
                                                except loss of PROPERTY in transit in the
                                                custody of any person acting as messenger
                                                of the ASSURED, provided that when such
                                                transit was initiated there was no
                                                knowledge by the ASSURED of any such
                                                threat, and provided further that this
                                                Section 3.b. shall not apply to INSURING
                                                CLAUSE 7., or

                                           (2)  to do damage to the premises or PROPERTY
                                                of the ASSURED;

                                      c.   loss resulting from payments made or
                                           withdrawals from any account involving
                                           erroneous credits to such account;

                                      d.   loss involving ITEMS OF DEPOSIT which are not
                                           finally paid for any reason provided however,
                                           that this Section 3.d. shall not apply to
                                           INSURING CLAUSE 10.;

                                      e.   loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND LIMITATIONS

Specific Exclusions -                 f.   loss resulting from the failure for any reason
Applicable To All Insuring                 of a financial or depository institution, its
Clauses Except Insuring                    receiver or other liquidator to pay or deliver
Clause 1.                                  funds or other PROPERTY to the ASSURED provided
(continued)                                further that this Section 3.f. shall not apply
                                           to loss of PROPERTY resulting directly from
                                           robbery, burglary, misplacement, mysterious
                                           unexplainable disappearance, damage,
                                           destruction or removal from the possession,
                                           custody or control of the ASSURED.

                                      g.   loss of PROPERTY while in the custody of a
                                           TRANSPORTATION COMPANY, provided however, that
                                           this Section 3.g. shall not apply to INSURING
                                           CLAUSE 3.;

                                      h.   loss resulting from entries or changes made by
                                           a natural person with authorized access to a
                                           COMPUTER SYSTEM who acts in good faith on
                                           instructions, unless such instructions are
                                           given to that person by a software contractor
                                           or its partner, officer, or employee authorized
                                           by the ASSURED to design, develop, prepare,
                                           supply, service, write or implement programs
                                           for the ASSURED's COMPUTER SYSTEM; or

                                      i.   loss resulting directly or indirectly from the
                                           input of data into a COMPUTER SYSTEM terminal,
                                           either on the premises of the customer of the
                                           ASSURED or under the control of such a
                                           customer, by a customer or other person who had
                                           authorized access to the customer's
                                           authentication mechanism.

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable To All Insuring
Clauses Except Insuring               a.   loss resulting from the complete or partial
Clauses 1., 4., And 5.                     non-payment of or default on any loan whether
                                           such loan was procured in good faith or through
                                           trick, artifice, fraud or false pretenses;
                                           provided, however, this Section 4.a. shall not
                                           apply to INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any alteration;

                                      c.   loss involving a counterfeit provided, however,
                                           this Section 4.c. shall not apply to INSURING
                                           CLAUSE 5. or 6.

Limit Of Liability/Non-          5.   At all times prior to termination of this Bond, this
Reduction And Non-                    Bond shall continue in force for the limit stated in
Accumulation Of Liability             the applicable sections of ITEM 2. of the
                                      DECLARATIONS, notwithstanding any previous loss for
                                      which the COMPANY may have paid or be liable to pay
                                      under this Bond provided, however, that the
                                      liability of the COMPANY under this Bond with
                                      respect to all loss resulting from:

                                      a.   any one act of burglary, robbery or hold-up, or
                                           attempt thereat, in which no EMPLOYEE is
                                           concerned or implicated, or

                                      b.   any one unintentional or negligent act on the
                                           part of any one person resulting in damage to
                                           or destruction or misplacement of PROPERTY, or

                                      c.   all acts, other than those specified in a.
                                           above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND LIMITATIONS

Limit Of Liability/Non-               d.   any one casualty or event other than those
Reduction And Non-                         specified in a., b., or c. above, shall be
Accumulation Of Liability                  deemed to be one loss and shall be limited to
(continued)                                the applicable LIMIT OF LIABILITY stated in
                                           ITEM 2. of the DECLARATIONS of this Bond
                                           irrespective of the total amount of such loss
                                           or losses and shall not be cumulative in
                                           amounts from year to year or from period to
                                           period.

                                      All acts, as specified in c. above, of any one
                                      person which

                                      i.   directly or indirectly aid in any way wrongful
                                           acts of any other person or persons, or

                                      ii.  permit the continuation of wrongful acts of any
                                           other person or persons

                                      whether such acts are committed with or without the
                                      knowledge of the wrongful acts of the person so
                                      aided, and whether such acts are committed with or
                                      without the intent to aid such other person, shall
                                      be deemed to be one loss with the wrongful acts of
                                      all persons so aided.

Discovery                        6.   This Bond applies only to loss first discovered by
                                      an officer of the ASSURED during the BOND PERIOD.
                                      Discovery occurs at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result in a loss
                                           of a type covered by this Bond, or

                                      b.   an actual or potential claim in which it is
                                           alleged that the ASSURED is liable to a third
                                           party,

                                      regardless of when the act or acts causing or
                                      contributing to such loss occurred, even though the
                                      amount of loss does not exceed the applicable
                                      DEDUCTIBLE AMOUNT, or the exact amount or details of
                                      loss may not then be known.

Notice To Company -              7.   a.   The ASSURED shall give the COMPANY notice
Proof - Legal Proceedings                  thereof at the earliest practicable moment, not
Against Company                            to exceed sixty (60) days after discovery of
                                           loss, in an amount that is in excess of 50% of
                                           the applicable DEDUCTIBLE AMOUNT, as stated in
                                           ITEM 2. of the DECLARATIONS.

                                      b.   The ASSURED shall furnish to the COMPANY proof
                                           of loss, duly sworn to, with full particulars
                                           within six (6) months after such discovery.

                                      c.   Securities listed in a proof of loss shall be
                                           identified by certificate or bond numbers, if
                                           issued with them.

                                      d.   Legal proceedings for the recovery of any loss
                                           under this Bond shall not be brought prior to
                                           the expiration of sixty (60) days after the
                                           proof of loss is filed with the COMPANY or
                                           after the expiration of twenty-four (24) months
                                           from the discovery of such loss.

                                      e.   This Bond affords coverage only in favor of the
                                           ASSURED. No claim, suit, action or legal
                                           proceedings shall be brought under this Bond by
                                           anyone other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND LIMITATIONS

Notice To Company -                   f.   Proof of loss involving VOICE INITIATED FUNDS
Proof - Legal Proceedings                  TRANSFER INSTRUCTION shall include electronic
Against Company (continued)                recordings of such instructions.

Deductible Amount                8.   The COMPANY shall not be liable under any INSURING
                                      CLAUSES of this Bond on account of loss unless the
                                      amount of such loss, after deducting the net amount
                                      of all reimbursement and/or recovery obtained or
                                      made by the ASSURED, other than from any Bond or
                                      policy of insurance issued by an insurance company
                                      and covering such loss, or by the COMPANY on account
                                      thereof prior to payment by the COMPANY of such
                                      loss, shall exceed the DEDUCTIBLE AMOUNT set forth
                                      in ITEM 3. of the DECLARATIONS, and then for such
                                      excess only, but in no event for more than the
                                      applicable LIMITS OF LIABILITY stated in ITEM 2. of
                                      the DECLARATIONS.

                                      There shall be no deductible applicable to any loss
                                      under INSURING CLAUSE 1. sustained by any INVESTMENT
                                      COMPANY.

Valuation                        9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of PROPERTY consisting of
                                      books of account or other records used by the
                                      ASSURED in the conduct of its business shall be the
                                      amount paid by the ASSURED for blank books, blank
                                      pages, or other materials which replace the lost
                                      books of account or other records, plus the cost of
                                      labor paid by the ASSURED for the actual
                                      transcription or copying of data to reproduce such
                                      books of account or other records.

                                      The value of any loss of PROPERTY other than books
                                      of account or other records used by the ASSURED in
                                      the conduct of its business, for which a claim is
                                      made shall be determined by the average market value
                                      of such PROPERTY on the business day immediately
                                      preceding discovery of such loss provided, however,
                                      that the value of any PROPERTY replaced by the
                                      ASSURED with the consent of the COMPANY and prior to
                                      the settlement of any claim for such PROPERTY shall
                                      be the actual market value at the time of
                                      replacement.

                                      In the case of a loss of interim certificates,
                                      warrants, rights or other securities, the production
                                      of which is necessary to the exercise of
                                      subscription, conversion, redemption or deposit
                                      privileges, the value of them shall be the market
                                      value of such privileges immediately preceding their
                                      expiration if said loss is not discovered until
                                      after their expiration. If no market price is quoted
                                      for such PROPERTY or for such privileges, the value
                                      shall be fixed by agreement between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of PROPERTY, other than as
                                      stated above, shall be the actual cash value or the
                                      cost of repairing or replacing such PROPERTY with
                                      PROPERTY of like quality and value, whichever is
                                      less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND LIMITATIONS
(continued)

Securities Settlement            10.  In the event of a loss of securities covered under
                                      this Bond, the COMPANY may, at its sole discretion,
                                      purchase replacement securities, tender the value of
                                      the securities in money, or issue its indemnity to
                                      effect replacement securities.

                                      The indemnity required from the ASSURED under the
                                      terms of this Section against all loss, cost or
                                      expense arising from the replacement of securities
                                      by the COMPANY'S indemnity shall be:

                                      a.   for securities having a value less than or
                                           equal to the applicable DEDUCTIBLE AMOUNT - one
                                           hundred (100%) percent;

                                      b.   for securities having a value in excess of the
                                           DEDUCTIBLE AMOUNT but within the applicable
                                           LIMIT OF LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value of the
                                           securities;

                                      c.   for securities having a value greater than the
                                           applicable LIMIT OF LIABILITY - the percentage
                                           that the DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF LIABILITY
                                           bears to the value of the securities.

                                      The value referred to in Section 10.a., b., and c.
                                      is the value in accordance with Section 9,
                                      VALUATION, regardless of the value of such
                                      securities at the time the loss under the COMPANY'S
                                      indemnity is sustained.

                                      The COMPANY is not required to issue its indemnity
                                      for any portion of a loss of securities which is not
                                      covered by this Bond; however, the COMPANY may do so
                                      as a courtesy to the ASSURED and at its sole
                                      discretion.

                                      The ASSURED shall pay the proportion of the
                                      Company's premium charge for the Company's indemnity
                                      as set forth in Section 10.a., b., and c. No portion
                                      of the LIMIT OF LIABILITY shall be used as payment
                                      of premium for any indemnity purchased by the
                                      ASSURED to obtain replacement securities.

Subrogation - Assignment -       11.  In the event of a payment under this Bond, the
Recovery                              COMPANY shall be subrogated to all of the ASSURED'S
                                      rights of recovery against any person or entity to
                                      the extent of such payment. On request, the ASSURED
                                      shall deliver to the COMPANY an assignment of the
                                      ASSURED'S rights, title and interest and causes of
                                      action against any person or entity to the extent of
                                      such payment.

                                      Recoveries, whether effected by the COMPANY or by
                                      the ASSURED, shall be applied net of the expense of
                                      such recovery in the following order:

                                      a.   first, to the satisfaction of the ASSURED'S
                                           loss which would otherwise have been paid but
                                           for the fact that it is in excess of the
                                           applicable LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in satisfaction of
                                           amounts paid in settlement of the ASSURED'S
                                           claim,

                                      c.   third, to the ASSURED in satisfaction of the
                                           applicable DEDUCTIBLE AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND LIMITATIONS

Subrogation - Assignment -            d.   fourth, to the ASSURED in satisfaction of any
Recovery (continued)                       loss suffered by the ASSURED which was not
                                           covered under this Bond.

                                       Recovery from reinsurance or indemnity of the
                                       COMPANY shall not be deemed a recovery under this
                                       section.

Cooperation Of Assured           12.  At the COMPANY'S request and at reasonable times and
                                      places designated by the COMPANY, the ASSURED shall:

                                      a.   submit to examination by the COMPANY and
                                           subscribe to the same under oath,

                                      b.   produce for the COMPANY'S examination all
                                           pertinent records, and

                                      c.   cooperate with the COMPANY in all matters
                                           pertaining to the loss.

                                      The ASSURED shall execute all papers and render
                                      assistance to secure to the COMPANY the rights and
                                      causes of action provided for under this Bond. The
                                      ASSURED shall do nothing after loss to prejudice
                                      such rights or causes of action.

Termination                      13.  If the Bond is for a sole ASSURED, it shall not be
                                      terminated unless written notice shall have been
                                      given by the acting party to the affected party and
                                      to the Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60) days
                                      prior to the effective date of such termination.

                                      If the Bond is for a joint ASSURED, it shall not be
                                      terminated unless written notice shall have been
                                      given by the acting party to the affected party, and
                                      by the COMPANY to all ASSURED INVESTMENT COMPANIES
                                      and to the Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60) days
                                      prior to the effective date of such termination.

                                      This Bond will terminate as to any one ASSURED,
                                      other than an INVESTMENT COMPANY:

                                      a.   immediately on the taking over of such ASSURED
                                           by a receiver or other liquidator or by State
                                           or Federal officials, or

                                      b.   immediately on the filing of a petition under
                                           any State or Federal statute relative to
                                           bankruptcy or reorganization of the ASSURED, or
                                           assignment for the benefit of creditors of the
                                           ASSURED, or

                                      c.   immediately upon such ASSURED ceasing to exist,
                                           whether through merger into another entity,
                                           disposition of all of its assets or otherwise.

                                      The COMPANY shall refund the unearned premium
                                      computed at short rates in accordance with the
                                      standard short rate cancellation tables if
                                      terminated by the ASSURED or pro rata if terminated
                                      for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND LIMITATIONS

Termination (continued)               If any partner, director, trustee, or officer or
                                      supervisory employee of an ASSURED not acting in
                                      collusion with an EMPLOYEE learns of any dishonest
                                      act committed by such EMPLOYEE at any time, whether
                                      in the employment of the ASSURED or otherwise,
                                      whether or not such act is of the type covered under
                                      this Bond, and whether against the ASSURED or any
                                      other person or entity, the ASSURED:

                                      a.   shall immediately remove such EMPLOYEE from a
                                           position that would enable such EMPLOYEE to
                                           cause the ASSURED to suffer a loss covered by
                                           this Bond; and

                                      b.   within forty-eight (48) hours of learning that
                                           an EMPLOYEE has committed any dishonest act,
                                           shall notify the COMPANY, of such action and
                                           provide full particulars of such dishonest act.

                                      The COMPANY may terminate coverage as respects any
                                      EMPLOYEE sixty (60) days after written notice is
                                      received by each ASSURED INVESTMENT COMPANY and the
                                      Securities and Exchange Commission, Washington, D.C.
                                      of its desire to terminate this Bond as to such
                                      EMPLOYEE.

Other Insurance                  14.  Coverage under this Bond shall apply only as excess
                                      over any valid and collectible insurance, indemnity
                                      or suretyship obtained by or on behalf of:

                                      a.   the ASSURED,

                                      b.   a TRANSPORTATION COMPANY, or

                                      c.   another entity on whose premises the loss
                                           occurred or which employed the person causing
                                           the loss or engaged the messenger conveying the
                                           PROPERTY involved.

Conformity                       15.  If any limitation within this Bond is prohibited by
                                      any law controlling this Bond's construction, such
                                      limitation shall be deemed to be amended so as to
                                      equal the minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or affecting
                                      this Bond may not be changed or modified orally. No
                                      change in or modification of this Bond shall be
                                      effective except when made by written endorsement to
                                      this Bond signed by an authorized representative of
                                      the COMPANY.

                                      If this Bond is for a sole ASSURED, no change or
                                      modification which would adversely affect the rights
                                      of the ASSURED shall be effective prior to sixty
                                      (60) days after written notice has been furnished to
                                      the Securities and Exchange Commission, Washington,
                                      D.C., by the acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND LIMITATIONS

Change or Modification                If this Bond is for a joint ASSURED, no charge or
(continued)                           modification which would adversely affect the rights
                                      of the ASSURED shall be effective prior to sixty
                                      (60) days after written notice has been furnished to
                                      all insured INVESTMENT COMPANIES and to the
                                      Securities and Exchange Commission, Washington,
                                      D.C., by the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                        FEDERAL INSURANCE COMPANY
                                        Endorsement No: 1
                                        Bond Number: 81381508

NAME OF ASSURED: BB&T FUNDS

                                        NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

BB&T CAPITAL MANAGER CONSERVATIVE GROWTH FUND
BB&T CAPITAL MANAGER MODERATE GROWTH FUND
BB&T CAPITAL MANAGER GROWTH FUND
BB&T INTERMEDIATE U.S. GOVERNMENT BOND FUND
BB&T NORTH CAROLINA INTERMEDIATE TAX-FREE FUND
BB&T PRIME MONEY MARKET FUND
BB&T SOUTH CAROLINA INTERMEDIATE TAX-FREE FUND
BB&T SHORT U.S. GOVERNMENT FUND
BB&T U.S. TREASURY MONEY MARKET FUND
BB&T VIRGINIA INTERMEDIATE TAX-FREE FUND
BB&T EQUITY INDEX FUND
BB&T CAPITAL MANAGER EQUITY FUND
BB&T WEST VIRGINIA TAX-FREE FUND
BB&T MID CAP GROWTH
BB&T INTERNATIONAL EQUITY FUND
KENTUCKY INTERMEDIATE TAX-FREE FUND
MARYLAND INTERMEDIATE TAX-FREE FUND
SPECIAL OPPORTUNITIES EQUITY FUND
BB&T EQUITY INCOME FUND
BB&T TOTAL RETURN BOND FUND
LARGE CAP VIF
LARGE CAP GROWTH FUND
LARGE CAP GROWTH VIF
SMALL CAP FUND
SPECIAL OPPORTUNITIES EQUITY VIF
NATIONAL TAX-FREE MONEY MARKET FUND
LARGE CAP FUND
CAPITAL MANAGER EQUITY VIF
MID CAP GROWTH VIF
MID CAP VALUE FUND
TOTAL RETURN BOND VIF


ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 1

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: January 10, 2007                  /s/ Robert Hamburger
                                        ----------------------------------------
                                        Authorized Representative


ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 16, 2006       FEDERAL INSURANCE COMPANY
                                                Endorsement/Rider No. 2
                                                To be attached to and
                                                form a part of Bond No. 81381508

Issued to: BB&T FUNDS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


/s/ Robert Hamburger
----------------------------------------
Authorized Representative


17-02-2437 (12/2006) rev. Page 1

Effective date of
this endorsement: November 16, 2006    FEDERAL INSURANCE COMPANY
                                       Endorsement No.: 3
                                       To be attached to and form a part of Bond
                                       Number: 81381508

Issued to: BB&T FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


/s/ Robert Hamburger
----------------------------------------
Authorized Representative

Date: January 10, 2007

Form 14-02-9228 (Ed. 4/2004)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY AS MANAGER OF THE MEMBER INSURERS OF THE
                                  CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$-0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)